Exhibit 99.1

Daqo New Energy Announces Appointment of Ming Yang as Chief Financial Officer and Shihua Su as Chief Marketing Officer

CHONGQING, China — June 30, 2015 — Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading polysilicon manufacturer based in China, today announced the appointment of Mr. Ming Yang as Chief Financial Officer, effective July 6, 2015. In addition, Ms. Tracy Tianqun Zhou, currently Chief Marketing Officer, is leaving the Company to pursue personal endeavors, effective June 30, 2015. Succeeding Tracy Zhou as Chief Marketing Officer is Mr. Shihua Su, who is currently the acting Chief Financial Officer of the Company and will continue serving in such role until Mr. Ming Yang’s appointment.

Mr. Yang has significant breadth of experience in corporate finance, capital markets, business development and corporate strategy. Most recently, Mr. Yang was a management consultant at McKinsey & Company, where he specialized in the cleantech and solar sectors. His work focused on such areas as corporate strategy, market strategy, performance management, risk management and growth initiatives. Prior to that, he was vice president of business development and corporate communications at JA Solar Holdings Co., Ltd., a leading manufacturer of solar products based in China, where he was responsible for corporate strategy, business development, strategic partnerships and investor relations. Prior to JA Solar, Mr. Yang was an analyst covering the renewable energy sector at Coatue Management, a multi-billion dollar hedge fund based in New York. Before that, he was vice president and senior China analyst at Piper Jaffray based in New York and Shanghai, where he was a core member of the global cleantech team and covered the solar energy and semiconductor materials sectors.

Mr. Yang holds an MBA degree from Cornell University with concentration in finance and strategy. He also holds a bachelor’s degree in electrical engineering and computer science from the University of California, Berkeley.

"We are very excited to have Mr. Ming Yang join Daqo New Energy as our new Chief Financial Officer,” said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy. “Mr. Yang’s deep knowledge of the solar sector and extensive experience in corporate finance and strategy will bring great value to the Company’s rapid growth in the future. His previous experience includes working on Wall Street in both buy-side and sell-side capacities, and also as the head of investor relations at a U.S.-listed solar company, which will further enhance our communications with the investor communities."

"Ms. Tracy Zhou has worked with the Company for more than six years. On behalf of the board of directors, I would like to thank her for her contributions and wish her the best in her future endeavors. I also want to congratulate Mr. Shihua Su on his appointment as the Chief Marketing Officer. Mr. Su was formerly the general manager of the Company's Xinjiang polysilicon manufacturing facilities, and prior to that the Company’s financial controller. He has great knowledge of the company’s operations, and has done excellent work in his previous positions. We are confident that he will continue to contribute to the Company in his new role."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers for the solar industry. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187 1658 5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.